UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Sunlands Technology Group
(Name of Issuer)

Class C Ordinary Shares, $0.0005 par value
(Title of Class of Securities)

86740P108
(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1 (b)
☐   Rule 13d-1 (c)
☒   Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 8 Pages

CUSIP No. 86740P108	13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSON Ou Peng (a/k/a Jianhong Yin)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 2,721,904 (1)
	6	SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER 2, 833,024 (2)
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,833,024 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.61%
12		TYPE OF REPORTING PERSON* IN

(1) Consists of (i) 637,132 Class C ordinary shares held by Marble Faith Limited, a company ultimately wholly owned by Vistra Trust (Hong Kong) Limited as trustee of an irrevocable trust, with Mr. Peng Ou as the settlor and certain family members of Mr. Peng Ou as the beneficiaries, and (ii) 2,084,772 Class C ordinary shares held by Studyvip Online Education Limited, a company wholly owned by Mr. Peng Ou.

(2) Consists of (i) 637,132 Class C ordinary shares held by Marble Faith Limited, a company ultimately wholly owned by Vistra Trust (Hong Kong) Limited as trustee of an irrevocable trust, with Mr. Peng Ou as the settlor and certain family members of Mr. Peng Ou as the beneficiaries, (ii) 2,084,772 Class C ordinary shares held by Studyvip Online Education Limited, a company wholly owned by Mr. Peng Ou, and (iii) 111,120 Class C ordinary shares held by Studyvip E-learning Limited, over which Mr. Peng Ou has dispositive power but not voting power.

CUSIP No. 86740P108	13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSON Studyvip Online Education Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 2,084,772
	6	SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER 2,084,772
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,084,772
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 40.18%
12		TYPE OF REPORTING PERSON* FI

CUSIP No. 86740P108	13G	Page 4 of 8 Pages

1		NAME OF REPORTING PERSON Marble Faith Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 637,132
	6	SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER 637,132
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637,132
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.28%
12		TYPE OF REPORTING PERSON* FI

CUSIP No. 86740P108	13G	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer: Sunlands Technology Group

(b)	Address of Issuer’s Principal Executive Offices:

Building 4-6, Chaolai Science Park, No. 36
Chuangyuan Road, Chaoyang District,
Beijing, 100012, the People’s Republic of China

Item 2.

(a)	Name of Person Filing:	Peng Ou (a/k/a Peng Ou)
Studyvip Online Education Limited Marble Faith Limited

(b)	Address of Principal Business Office or if none, Residence:

c/o Sunlands Technology Group

Building 4-6, Chaolai Science Park, No. 36
Chuangyuan Road, Chaoyang District,
Beijing, 100012, the People’s Republic of China

(c)	Citizenship:	Peng Ou – People’s Republic of China
Studyvip Online Education Limited – British Virgin Islands Marble Faith Limited – British Virgin Islands

(d)	Title of Class of Securities: Class C Ordinary Shares, $0.0005 par value

(e)	CUSIP Number: 86740P108

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Peng Ou – 2,833,024 shares. Consists of (i) 637,132 Class C ordinary shares held by Marble Faith Limited, a company ultimately wholly owned by Vistra Trust (Hong Kong) Limited as trustee of an irrevocable trust, with Mr. Peng Ou as the settlor and certain family members of Mr. Peng Ou as the beneficiaries, (ii) 2,084,772 Class C ordinary shares held by Studyvip Online Education Limited, a company wholly owned by Mr. Peng Ou, and (iii) 111,120 Class C ordinary shares held by Studyvip E-learning Limited, over which Mr. Peng Ou has dispositive power but not voting power.

Studyvip Online Education Limited – 2,084,772 Class C ordinary shares.

Marble Faith Limited – 637,132 Class C ordinary shares

CUSIP No. 86740P108	13G	Page 6 of 8 Pages

Peng Ou has voting and dispositive power over the shares owned by Studyvip Online Education Limited and Marble Faith Limited.

(b)	Percent of Class:

Peng Ou – 54.61%

Studyvip Online Education Limited – 40.18%

Marble Faith Limited – 12.28%

The foregoing percentages are based on 7,449,919 ordinary shares outstanding as of December 31, 2018.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Peng Ou – 2,721,904 shares. Consists of (i) 637,132 Class C ordinary shares held by Marble Faith Limited, a company ultimately wholly owned by Vistra Trust (Hong Kong) Limited as trustee of an irrevocable trust, with Mr. Peng Ou as the settlor and certain family members of Mr. Peng Ou as the beneficiaries, and (ii) 2,084,772 Class C ordinary shares held by Studyvip Online Education Limited, a company wholly owned by Mr. Peng Ou.

Studyvip Online Education Limited – 2,084,772 Class C ordinary shares.

Marble Faith Limited – 637,132 Class C ordinary shares

(ii)	shared power to vote or to direct the vote:

Peng Ou – 0 shares.

Studyvip Online Education Limited – 0 shares.

Marble Faith Limited – 0 shares

(iii)	sole power to dispose or to direct the disposition of:

Peng Ou – 2,833,024 shares. Consists of (i) 637,132 Class C ordinary shares held by Marble Faith Limited, a company ultimately wholly owned by Vistra Trust (Hong Kong) Limited as trustee of an irrevocable trust, with Mr. Peng Ou as the settlor and certain family members of Mr. Peng Ou as the beneficiaries, (ii) 2,084,772 Class C ordinary shares held by Studyvip Online Education Limited, a company wholly owned by Mr. Peng Ou, and (iii) 111,120 Class C ordinary shares held by Studyvip E-learning Limited, over which Mr. Peng Ou has dispositive power but not voting power.

Studyvip Online Education Limited – 2,084,772 Class C shares.

Marble Faith Limited – 637,132 Class C ordinary shares

CUSIP No. 86740P108	13G	Page 7 of 8 Pages

(iv)	shared power to dispose or to direct the disposition of:

Peng Ou – 0 shares.

Studyvip Online Education Limited – 0 shares.

Marble Faith Limited – 0 shares

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 86740P108	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2019

/s/Jianhong Yin
Jianhong Yin

STUDYVIP ONLINE EDUCATION LIMITED

By:	/s/Jianhong Yin
	Name:	Jianhong Yin
	Title:	Director

MARBLE FAITH LIMITED

By:	/s/Jianhong Yin
	Name:	Jianhong Yin
	Title:	Director

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class C Ordinary Shares, of Sunlands Technology Group, a Cayman Islands company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 13, 2019.

/s/Jianhong Yin
Jianhong Yin

STUDYVIP ONLINE EDUCATION LIMITED

By:	/s/Jianhong Yin
	Name:	Jianhong Yin
	Title:	Director

MARBLE FAITH LIMITED

By:	/s/Jianhong Yin
	Name:	Jianhong Yin
	Title:	Director